UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number   001-33135

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AdCare Health Systems, Inc.
Full Name of Registrant

Former Name if Applicable

1145 Hembree Road
Address of Principal Executive Office (Street and Number)

Roswell, Georgia 30076
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

AdCare Health Systems, Inc. (the “Company”) has determined that it is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2013 (the “2013 First Quarter Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As previously disclosed, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), in consultation with management, concluded that (i) the Company’s previously issued financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 (the “Relevant Financial Statements”) should no longer be relied upon due to errors in the Relevant Financial Statements identified in connection with the audit of the Company’s financial statements for the year ended December 31, 2012; and (ii) the Company would restate the Relevant Financial Statements by amending its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 (the “2012 Quarterly Reports”).  The Audit Committee initiated a further review of, and inquiry with respect to, the accounting and financial issues related to these and other potential errors and engaged counsel to assist the Audit Committee with such matters. The Audit Committee has completed its inquiry and, in connection therewith, assisted in the correction of certain errors relating to accounting and financial matters and identified certain material weaknesses in the Company’s internal control over financial reporting. These material weaknesses include, among other things, weakness in the Company’s ability to appropriately account for complex or non-routine transactions and in the quality and sufficiency of the Company’s finance and accounting resources.

In addition, Martin D. Brew resigned as the Company’s Chief Financial Officer on April 15, 2013, and Ronald W. Fleming commenced serving as the Company’s Chief Financial Officer on May 15, 2013.

The restatement process for the 2012 Quarterly Reports and the audit of the Company’s financial statements for the year ended December 31, 2012 is ongoing. In addition, Mr. Fleming, the Company’s new Chief Financial Officer, is in the process of becoming knowledgeable with respect to the Company’s business, operations, accounting and finances so that he may be in a position to provide the required certifications under the Sarbanes-Oxley Act of 2002 for the 2012 Quarterly Reports, the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”) and the 2013 First Quarter Report, among other things. As a result of the foregoing, the Company is unable to file its 2013 First Quarter Report within the prescribed time period. The Company anticipates filing: (i) the 2012 Quarterly Reports and the Annual Report by June 30, 2013; and (ii) the 2013 First Quarter Report by July 15, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald W. Fleming	678	869-5116
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not filed the Annual Report.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing restatement process of the 2012 Quarterly Reports and the ongoing audit of the Company’s financial statements for the year ended December 31, 2012, the Company is unable to make a reasonable estimate and comparison of the results of operations at the time of filing this Form 12b-25. In connection with the restatement process and the Audit Committee’s review and inquiry, the Company has incurred, and will continue to incur, significant professional services costs and other expenses which will be recognized as a special charge in the first and second quarters of 2013.  The Company anticipates that this special charge will be material and, for the quarter ended March 31, 2013, will be in the range of $1.2 million to $1.5 million.

ADCARE HEALTH SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 16, 2013	By	/s/ Ronald W. Fleming
Ronald W. Fleming
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).